ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

September 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tim Buchmiller/ Russell Mancuso – Legal
Jeanne Bennett/ Brian Cascio – Accounting

Re:	CHP Merger Corp.
Draft Registration Statement on Form S-1
Submitted August 19, 2019
CIK No. 0001785041

Ladies and Gentlemen:

On behalf of CHP Merger Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on August 19, 2019 (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter to James Olsen of the Company dated September 13, 2019 from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Draft Registration Statement.

Securities and Exchange Commission	- 2 -	September 20, 2019
For reference purposes, the comments contained in the Staff’s letter dated September 13, 2019 are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted August 19, 2019

Corporate Information, page 8

1.          Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1:

In response to the Staff’s comment, we will provide all such written communications under separate cover.

Redemption of warrants for cash, page 12

2.          We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Please clarify whether you may redeem the warrants when a holder may not exercise those warrants. If true, expand your risk factor disclosure to indicate that the warrants may be redeemed even if the holders are unable to exercise their warrants during the applicable redemption period.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 45 and elsewhere in the Draft Registration Statement accordingly.

Founder shares, page 14

3.          We note your disclosure that your initial stockholders, and your other directors and officers with respect to any public shares acquired by them, have entered into a letter agreement with you, pursuant to which they have agreed to waive the disclosed rights. We also note your ability to extend the time you have to consummate a business combination beyond 24 months from the closing of this offering. Please clarify if these waivers will continue to apply during any extension periods beyond the initial 24 months from the closing of your offering. If the rights and obligations of your initial stockholders, and your other directors and officers, would be different during any extension periods, please clarify and include appropriate risk factor disclosure.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 16 and elsewhere in the Draft Registration Statement accordingly.

Securities and Exchange Commission	- 3 -	September 20, 2019
4.          We note your disclosure on page 15 regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and assuming all outstanding shares are voted. Please disclose the number of public shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 16 and elsewhere in the Draft Registration Statement accordingly.

Manner of conducting redemptions, page 22

5.          We note your disclosure on pages 23 and 29 regarding the testing of the amount of your net tangible assets for the purposes of redemptions in connection with a business combination or charter amendment. You indicate that the amount of net tangible assets will be at least $5,000,001 either prior to or upon consummation of a business combination. Given these alternative testing times, please clarify whether there may be a time that your net tangible assets may be below the disclosed $5,000,001 amount. Include in your response how the net tangible assets testing provision will operate in connection with a charter amendment that occurs before a business combination.

Response to Comment 5:

In response to the Staff’s comment, from the time of our initial public offering up until the consummation of an initial business combination, we would always maintain at least $5,000,000 in net tangible assets. Like all similar SPACs, to comply with this test, we would calculate our net tangible assets in each quarterly or annual reporting period based on our cash position as well as our expenses. In connection with the consummation of an initial business combination, we believe we should be able to meet the test either immediately before the closing or after the closing. We would only fail such test if there are redemptions which would result in there being less than $5,000,000 in net tangible assets in the Company immediately prior to the closing (and after giving effect to such redemptions) and the post-combination company would also not have at least $5,000,000 in net tangible assets after the closing.

The Company has revised the disclosure on pages 31 and 95 in the Draft Registration Statement to clarify that, in connection with a charter amendment, should the net tangible assets fall below such threshold, the Company would neither proceed with the charter amendment nor the redemption.

Securities and Exchange Commission	- 4 -	September 20, 2019
Release of funds in trust account..., page 27

6.          We note your disclosure that funds held in the trust account will be released to you before paying the redemption amounts. If this increases the risk that your creditors or the creditors of the acquired company could acquire rights to the funds before they are paid to the stockholders who exercise redemption rights, please clarify and add appropriate risk factors.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 29 and elsewhere in the Draft Registration Statement accordingly.

Redemption of public shares and distribution and liquidation if no initial business combination, page 28

7.          We note your disclosure that the underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination within the allotted time frame. Please clarify if this waiver will continue to apply during any extension periods beyond the initial 24 months from the closing of your offering. If this waiver would be different during any extension periods, please clarify and include appropriate risk factor disclosure.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31 and F-9 accordingly. According to the terms of the underwriting agreement that the Company intends to enter into with the underwriters, the underwriters will only receive the deferred underwriting commission upon the successful consummation of the Company’s initial business combination and the waiver with regard to the deferred underwriting commission will continue to apply during any extension period.

Risk Factors, page 32

8.          We note your disclosures beginning on page 132 regarding tax consequences that are uncertain, unclear or where there is an absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 in the Draft Registration Statement accordingly.

Securities and Exchange Commission	- 5 -	September 20, 2019
9.          If the holders of the securities issued in your unregistered transaction could exercise warrants while holders of warrants issued in this registered offering could not, please disclose the risk to investors in this offering of not being able to exercise the warrants while insiders can exercise and sell the underlying common stock.

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 in the Draft Registration Statement accordingly.

You will not have any rights or interests in funds from the trust account..., page 36

10.          We note your disclosure that your public stockholders will be entitled to funds in the trust account only upon the earliest to occur of the listed events; if the public stockholders who do not exercise their rights to the funds in connection with an amendment to your amended and restated certificate of incorporation would then not have rights to the funds in connection with a subsequent business combination, please revise to clarify throughout your prospectus where you refer to the redemption in connection with a business combination.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 and elsewhere in the Draft Registration Statement accordingly.

If third parties bring claims against us..., page 39

11.          If the transfer agent and warrant agent to be identified on page 127, or the underwriters of your offering, will not execute the waivers described in this risk factor, please clarify your disclosure as appropriate.

Response to Comment 11:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 and elsewhere in the Draft Registration Statement accordingly. We supplementally inform the Staff that the transfer and warrant agents will execute such a waiver agreement.

We may engage in a business combination with one or more target businesses..., page 49

12.          Please address the significance of the difference between an opinion regarding fairness to the company and fairness to the public stockholders.

Response to Comment 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 52 in the Draft Registration Statement accordingly.

Securities and Exchange Commission	- 6 -	September 20, 2019
Our warrants and founder shares..., page 55

13.          If the placement warrants described in the last paragraph of this risk factor do not vote on amendments to the warrants, please clarify.

Response to Comment 13:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 in the Draft Registration Statement accordingly.

Our amended and restated certificate of incorporation will designate..., page 58

14.          Please expand this risk factor regarding your exclusive forum provision to address increased costs that stockholders may face to bring a claim.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 in the Draft Registration Statement accordingly.

Redemption of Public Shares and Liquidation if no Initial Business Combination, page 90

15.          We note your disclosure in the third paragraph of this section. Please disclose if you would proceed with any amendment described in this paragraph if redemption rights were exercised in connection with any such amendment such that you would no longer satisfy the net tangible asset requirement described in this paragraph after those redemptions.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 94, 95 and elsewhere in the Draft Registration Statement accordingly.

Securities and Exchange Commission	- 7 -	September 20, 2019
16.          We note your disclosure in the last paragraph of this section that public stockholders will be entitled to receive funds from the trust account only under the two circumstances described in the first sentence of this paragraph and that "[i]n no other circumstances will a stockholder have any right or interest of any kind to or in the trust account." We note, however, your disclosure in the first paragraph under the heading "Amended and Restated Certificate of Incorporation" on page 94 that public stockholders will be provided with the opportunity to redeem their public shares in connection with any vote described in that section. We also note your disclosure regarding the circumstances under which a public stockholder would be entitled to receive funds from the trust account in your first risk factor on page 36 and in the last paragraph starting on page 65. Please revise so that all of your related disclosure reconciles.

Response to Comment 16:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 97 and 98 in the Draft Registration Statement accordingly.

Principal Stockholders, page 111

17.          Please reconcile the voting power of your classes of common stock disclosed on your prospectus cover with your disclosure on page 111 that the initial stockholders have the right to elect all directors prior to the initial business combination.

Response to Comment 17:

The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover and pages 122, F-14 and elsewhere in the Draft Registration Statement accordingly.

Transfer of Founder shares and Private Placement Warrants, page 112

18.          It appears from your disclosure that, in the case of clause (f) in this section, the transferee will not be bound by the restrictions and agreements. Please tell us how you will distinguish between the public shares and the private placement securities after such transfers and whether the transferees will have rights to the funds in the trust account.

Response to Comment 18:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 in the Draft Registration Statement to remove the referenced exception in clause (f).

Securities and Exchange Commission	- 8 -	September 20, 2019
Redemption of warrants for Class A common stock, page 122

19.          We note your disclosure in the last sentence of this section that "[i]f, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security." Given your references to Class A common stock in the bullet points in this section, please revise to clarify how the bullet points would apply when the redemption involves another entity's security. Also clarify how the information in the table is adjusted when determining the number of securities to issue upon exercise of the warrants if you are not the surviving entity.

Response to Comment 19:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 127 and F-15 in the Draft Registration Statement accordingly.

Personal Holding Company Status, page 132

20.          If you could become subject to the additional PHC tax, please disclose if there would be any impact on the amounts available in your trust account and include appropriate risk factor disclosure.

Response to Comment 20:

The Company acknowledges the Staff’s comment and has revised the disclosure pursuant to the Staff’s comment in the new risk factor disclosure referenced in our response to comment 8.

*          *          *

Securities and Exchange Commission	- 9 -	September 20, 2019

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Christopher J. Capuzzi of our offices at (212) 596-9575.

Very truly yours,

/s/ Paul D. Tropp
Paul D. Tropp

cc:	James Olsen (CHP Merger Corp.)
Christopher J. Capuzzi (Ropes & Gray LLP)